UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cotiviti Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

22164K 101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22164K 101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Connolly, J. Lawrence

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,248,676 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 5,248,676 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,248,676 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)           Includes 2,599,431 shares held by JL Connolly LLC, as to which shares the reporting person disclaims beneficial ownership except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.  Also includes (a) 1,322,164 shares held by The Catherine G. Connolly Gift Trust, of which the reporting person’s daughter is the beneficiary; and (b) 1,322,162 shares held by The J. Lawrence Connolly, Jr. Gift Trust, of which the reporting person’s son is the beneficiary.  The reporting person, as the trustee of the foregoing trusts, may be deemed to have beneficial ownership of the shares held by the trusts.  The reporting person disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.  Mr. Connolly exercises sole voting and investment power over the shares beneficially owned by JL Connolly LLC, The Catherine G. Connolly Gift Trust and The J. Lawrence Connolly, Jr. Gift Trust.

(2)           The percentage calculation is based on 92,368,654 shares of the Issuer’s common stock outstanding as of September 30, 2017 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed on November 1, 2017.

Item 1.
	(a)	Name of Issuer Cotiviti Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 115 Perimeter Center Place, Suite 700, Atlanta, Georgia 30346

Item 2.
	(a)	Name of Person Filing Connolly, J. Lawrence
	(b)	Address of the Principal Office or, if none, Residence 3060 Peachtree Road, Suite 1545, Atlanta, Georgia 30305
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock, $0.001 par value per share, of Cotiviti Holdings, Inc.
	(e)	CUSIP Number 22164K 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(j).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 5,248,676 (1)
	(b)	Percent of class: 5.7% (2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 5,248,676
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 5,248,676
		(iv)	Shared power to dispose or to direct the disposition of 0

(1)           Includes 2,599,431 shares held by JL Connolly LLC, as to which shares the reporting person disclaims beneficial ownership except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.  Also includes (a) 1,322,164 shares held by The Catherine G. Connolly Gift Trust, of which the reporting person’s daughter is the beneficiary; and (b) 1,322,162 shares held by The J. Lawrence Connolly, Jr. Gift Trust, of which the reporting person’s son is the beneficiary.  The reporting person, as the trustee of the foregoing trusts, may be deemed to have beneficial ownership of the shares held by the trusts.  The reporting person disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of such shares for purposes of Section 16 or for any other purpose.  Mr. Connolly exercises sole voting and investment power over the shares beneficially owned by JL Connolly LLC, The Catherine G. Connolly Gift Trust and The J. Lawrence Connolly, Jr. Gift Trust.

(2)           The percentage calculation is based on 92,368,654 shares of the Issuer’s common stock outstanding as of September 30, 2017 as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 filed on November 1, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 7, 2018

/s/ J. Lawrence Connolly
J. Lawrence Connolly